SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549



                                  FORM 11-K




  [ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]



                          For the fiscal year ended
                              December 31, 1993



  [   ]       TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
              EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


                        For the transition period from
                                      to
                         -------------    -------------


                        COMMISSION FILE NUMBER 1-1136



         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                    BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
                        SAVINGS AND INVESTMENT PROGRAM


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                         BRISTOL-MYERS SQUIBB COMPANY
                               345 PARK AVENUE
                             NEW YORK, NY  10154

                     BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
                         SAVINGS AND INVESTMENT PROGRAM
                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                                DECEMBER 31, 1993





                                                                 Page No.
                                                               -----------
Required Information                                            F-2

Signature                                                       F-3

Report of Independent Accountants                               F-4

Statement of Net Assets - December 31, 1993 and 1992            F-5 to F-6

Statement of Changes in Net Assets - For the Years
  Ended December 31, 1993 and 1992                              F-7 to F-8

Notes to Financial Statements                                   F-9 to F-14

Schedule I - Schedule of Investments                            S-1

Schedule II - Schedule of Reportable Transactions               S-2 to S-3

Exhibit A - Consent of Independent Accountants                  E-1

                           REQUIRED INFORMATION




1. The Financial Statements and Schedules of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.


Exhibit A.  Consent of Price Waterhouse, Independent Accountants.

                                SIGNATURE






The Program
- - -----------
Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
                                    SAVINGS AND INVESTMENT PROGRAM





Date:  June 29, 1994                By: /s/ Michael F. Mee
       ---------------------            ---------------------------------
                                        Michael F. Mee
                                        Senior Vice President
                                        and Chief Financial Officer
                                        Chairman, Bristol-Myers Squibb
                                        Company Savings Plan Committee

To the Participants of the Bristol-Myers
Squibb Puerto Rico, Inc. Savings and Investment
Program and the Savings Plan Committee of
Bristol-Myers Squibb Company



                    Report of Independent Accountants
                    ---------------------------------

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets of the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the "Program") at December 31, 1993 and 1992, and the changes in the Program's net assets for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the plan administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II, although required by ERISA, is presented for purposes of additional analysis and is not a required part of the basic financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





/s/ PRICE WATERHOUSE
- - ----------------------------
PRICE WATERHOUSE
New York, New York
June 8, 1994



                                      BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
                                          SAVINGS AND INVESTMENT PROGRAM
                                             STATEMENT OF NET ASSETS
                                                DECEMBER 31, 1993


                                                                    Company         Diversified        Fixed Income
                                                     Total         Stock Fund       Equity Fund            Fund
                                                  -----------     -----------       -----------        ------------

Assets:
Investments, at fair value (Notes 1 and 2):
  Interest in Master Trust (Note 6)               $11,081,208     $10,515,837         $565,371                   -
  John Hancock Mutual Life Annuity
   Contract 7111                                    1,129,568               -                -          $1,129,568
  New York Life Annuity
   Contract 06607                                   2,088,793               -                -           2,088,793
  New York Life Annuity
   Contract 05833                                     786,593               -                -             786,593
  New York Life Annuity
   Contract 06252                                   1,216,357               -                -           1,216,357
                                                  -----------     -----------         --------          ----------
Total investments                                  16,302,519      10,515,837          565,371           5,221,311

Contributions receivable:
  Participants                                        302,894         123,988           14,176             164,730
  Employer                                            153,324         152,404               45                 875
Inter-fund transfers receivable (payable)                   -          51,759              450            (52,209)
Interest receivable                                        11               -                -                  11
                                                  -----------     -----------         --------          ----------
     Total assets                                  16,758,748      10,843,988          580,042           5,334,718

Less:
  Withdrawals and distributions payable               555,826         310,551           18,442             226,833
                                                  -----------     -----------         --------          ----------
     Net assets                                   $16,202,922     $10,533,437         $561,600          $5,107,885
                                                  ===========     ===========         ========          ==========
Number of units                                                     6,219,458          283,757           2,898,770
                                                                    =========          =======           =========
Net asset value per unit                                                $1.69            $1.98               $1.76
                                                                        =====            =====               =====



The accompanying notes are an integral part of these financial statements.


                                      BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
                                          SAVINGS AND INVESTMENT PROGRAM
                                             STATEMENT OF NET ASSETS
                                                DECEMBER 31, 1992




                                                                    Company         Diversified        Fixed Income
                                                     Total        Stock Fund        Equity Fund            Fund
                                                   ----------     ----------        -----------        ------------
Assets:
Investments, at fair value (Notes 1 and 2):
  Interest in Master Trust (Note 6)               $10,230,701     $9,799,175          $431,526                   -
  New York Life Annuity
   Contract 06252                                   1,601,197              -                 -          $1,601,197
  New York Life Annuity
   Contract 06607                                   1,607,865              -                 -           1,607,865
  Massachusetts Mutual Life Annuity
   Contract 5639                                      515,512              -                 -             515,512
  New York Life Annuity
   Contract 05833                                   1,027,008              -                 -           1,027,008
                                                  -----------     ----------          --------          ----------
Total investments                                  14,982,283      9,799,175           431,526           4,751,582

Contributions receivable:
  Participants                                        284,152        126,130            10,465             147,557
  Employer                                            150,843        150,275                74                 494
Inter-fund transfers receivable (payable)                   -        (3,174)                 -               3,174
                                                  -----------     ----------          --------          ----------
     Total assets                                  15,417,278     10,072,406           442,065           4,902,807

Less:
  Withdrawals and distributions payable               346,351        176,624             7,570             162,157
                                                  -----------     ----------          --------          ----------
     Net assets                                   $15,070,927     $9,895,782          $434,495          $4,740,650
                                                  ===========     ==========          ========          ==========
Number of units                                                    5,270,378           236,188           2,908,526
                                                                  ==========          ========          ==========
Net asset value per unit                                               $1.88             $1.84               $1.63
                                                                       =====             =====               =====


The accompanying notes are an integral part of these financial statements.


                                      BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
                                          SAVINGS AND INVESTMENT PROGRAM
                                        STATEMENT OF CHANGES IN NET ASSETS
                                       FOR THE YEAR ENDED DECEMBER 31, 1993




                                                                      Company       Diversified     Fixed Income
                                                       Total         Stock Fund     Equity Fund         Fund
                                                    -----------     -----------     -----------     ------------

Net assets, January 1, 1993                         $15,070,927     $ 9,895,782        $434,495       $4,740,650

Inter-fund transfers                                          -       (127,457)          13,595          113,862

Contributions (Notes 1 and 3):
  Participants                                        3,676,531       1,789,618         145,496        1,741,417
  Employer                                            1,453,740       1,451,801             301            1,638
                                                    -----------     -----------        --------       ----------
                                                      5,130,271       3,241,419         145,797        1,743,055
                                                    -----------     -----------        --------       ----------

Investment income:

  Program's share of earnings and net realized
  and unrealized (losses)/gains of interest in
  Master Trust (Notes 1, 2 and 6)                     (867,081)       (913,667)          46,586                -

  Interest from insurance annuity contracts             392,910               -               -          392,910
                                                    -----------     -----------        --------       ----------
                                                      (474,171)       (913,667)          46,586          392,910
                                                    -----------     -----------        --------       ----------
Withdrawals and distributions to
  participants (Notes 1, 3 and 4)                   (3,524,105)     (1,562,640)        (78,873)      (1,882,592)
                                                    -----------     -----------        --------      -----------
Net assets, December 31, 1993                       $16,202,922     $10,533,437        $561,600       $5,107,885
                                                    ===========     ===========        ========      ===========





The accompanying notes are an integral part of these financial statements.


                                      BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
                                          SAVINGS AND INVESTMENT PROGRAM
                                        STATEMENT OF CHANGES IN NET ASSETS
                                       FOR THE YEAR ENDED DECEMBER 31, 1992



                                                                    Company       Diversified       Fixed Income
                                                     Total        Stock Fund      Equity Fund           Fund
                                                  -----------    -----------      -----------       ------------

Net assets, January 1, 1992                       $15,021,697    $10,313,747        $345,522         $4,362,428

Consolidation of the Concept, Inc. Employees'
  Savings Plan and Trust into the Bristol-
  Myers Squibb Puerto Rico, Inc. Savings and
  Investment Program (Note 1)                         104,957         38,612          16,548             49,797

Inter-fund transfers                                        -       (20,327)         (1,190)             21,517

Contributions (Notes 1 and 3):
  Participants                                      3,218,551      1,635,537          94,710          1,488,304
  Employer                                          1,741,122      1,741,884           (348)              (414)
                                                   ----------      ---------        --------         ----------
                                                    4,959,673      3,377,421          94,362          1,487,890
                                                   ----------      ---------        --------         ----------
Investment income:

  Program's share of earnings and net realized
  and unrealized (losses)/gains of interest
  in Master Trust (Notes 1, 2 and 6)              (2,253,904)    (2,284,374)          30,470                  -

  Interest from insurance annuity contracts           394,863              -               -            394,863
                                                  -----------    -----------        --------        -----------
                                                  (1,859,041)    (2,284,374)          30,470            394,863
                                                  -----------    -----------        --------        -----------
Withdrawals and distributions to
  participants (Notes 1, 3 and 4)                 (3,156,359)    (1,529,297)        (51,217)        (1,575,845)
                                                  -----------    -----------        --------        -----------
Net assets, December 31, 1992                     $15,070,927     $9,895,782        $434,495         $4,740,650
                                                  ===========    ===========        ========        ===========


The accompanying notes are an integral part of these financial statements.

                     BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
                         SAVINGS AND INVESTMENT PROGRAM
                          NOTES TO FINANCIAL STATEMENTS



NOTE 1 - DESCRIPTION OF THE PLAN
- - --------------------------------

General
- - -------
The Bristol-Myers Puerto Rico, Inc. Savings Plan (the "Plan") became effective on July 1, 1986. Bankers Trust Company was appointed the trustee under the terms of a Trust Agreement with Chase Manhattan Bank as co-trustee.

Effective January 1, 1991, the name of the Plan was changed to the Bristol-Myers Squibb Puerto Rico, Inc. Savings Plan (the "Savings Plan"). Effective January 1, 1991, The Northern Trust Company was appointed trustee (the "Trustee") of the Savings Plan under the terms of a new Trust Agreement (the "Trust"), replacing Bankers Trust Company, with Chase Manhattan Bank remaining as co-trustee. The net assets of the Savings Plan were then transferred to the Trustee.

Effective January 1, 1992, the name of the Savings Plan was changed to the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the "Program"). Simultaneously, the Program was amended to permit participant contributions on a pre-tax basis under Section 401(k) of the Internal Revenue Code and Section 165(e) of the Puerto Rico Income Tax Act of 1954 and to permit the adoption of the Program by Zimmer Caribe, Inc. employees. The Program was further amended and consolidated to integrate and merge a portion of the Concept, Inc. Employees' Savings Plan and Trust that was maintained for the benefit of certain employees and former employees of Concept Puerto Rico into the Program and to permit adoption of the Program by the employees of Xomed-Treace, P.R., Inc. The net assets attributable to the Concept, Inc. Employees' Savings Plan and Trust participants, amounting to $104,957, were transferred at the December 31, 1991 market values into the Program.

The Program operates within a master trust (the "Master Trust"), which consolidates the assets of the Program with those of the Bristol-Myers Squibb Company Savings and Investment Program (the "Savings Program"), the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the "Thrift Plan"), the Drackett/Bristol-Myers Squibb Employees' Pension Plan and certain assets of the Bristol-Myers Squibb Pension Trust Plans. The assets of the Savings Program, the Thrift Plan and the Company Stock and Diversified Equity Funds of the Program (collectively the "Savings Plans") are not commingled with the assets of the pension plans and the Fixed Income Fund of the Program. For purposes of the Program's financial statements,
Note 6 only includes the interest of the Savings Plans.

The Program is administered by an Administrative Committee appointed by the Board of Directors of Bristol-Myers Squibb Puerto Rico, Inc. (the
"Company").

Contributions
- - -------------
In general, any employee who meets certain service requirements is eligible to participate in the Program. Participants of the Program can elect to contribute up to 16% of their annual salaries or wages. For each participant, the first 6% of total contributions is matched 75% by the Company. Participant contributions may be invested, as directed by the participant, in any one or equally in any two or more of the following funds: the Company Stock Fund, the Diversified Equity Fund and the Fixed Income Fund.

Company matching contributions are automatically invested in the Company Stock Fund. These contributions may not be transferred out of the Company Stock Fund unless the participant is 55 years old or older. If the participant is 55 years old or older, he or she may elect to have the investment of Company matching contributions follow the participant contribution investment direction.

Effective January 1, 1992, with the establishment of the pre-tax provision, participants can elect to contribute up to 16% of their annual salaries or wages on an after-tax basis or reduce their compensation by up to the lesser of $7,000 or 10% and have such amount contributed on their behalf on a pre-tax basis. Participants may also elect a combination of contributions up to a combined total on both an after-tax and a pre-tax basis of 16%.

Investments
- - -----------
The contributions of participants and the Company are remitted monthly to the Trustee. Each participant must direct that his or her contributions be invested in one or more of the three funds of the Program.

The three funds under the Program are:

    Company Stock Fund - Consists of Common Stock of Bristol-Myers Squibb Company which, to the extent required by law, are registered for the purpose of the Program with the United States Securities and Exchange Commission. From time-to-time, the Program may invest in U.S. Government obligations or other investments of a short-term nature which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company.

    Diversified Equity Fund - Consists of participating units of an S&P 500 Equity Index Fund (the "Index Fund") managed by Bankers Trust Company.
    The Index Fund includes the common stock of those companies included in the S&P 500, including Bristol-Myers Squibb Company and its subsidiaries. Also included within this fund are investments in U.S. Government obligations or other investments of a short-term nature and investments in any commingled trusts established and maintained by the Trustee, for the investment of funds of trusts of profit sharing and pension plans, which trusts are exempt from tax under Section 501(a) of the Internal Revenue Code, as the Trustee in its discretion may choose.

    Fixed Income Fund - Consists of a group of annuity contracts (the "Contracts") issued by John Hancock Mutual Life Insurance Company ("John Hancock") and New York Life Insurance Company ("New York Life") to the Trustee of the Program under which the insurance companies provide a guarantee of principal and credit interest monthly at a guaranteed rate. According to the terms of the Contracts, the effective annual rate is 6.00% for the John Hancock Mutual Life contract and 9.70%, 8.80% and 7.30%, respectively, for the three New York Life contracts. The guarantee expiration dates are July 31, 1998 for the John Hancock contract and July 31 of 1994, 1996, and 1997 for the New York Life contracts.

As a result of the January 1, 1992 merger of the Concept, Inc. Employees' Savings Plan and Trust and the adoption of the Program by Zimmer Caribe, Inc. and Xomed-Treace, P.R., Inc. employees, 72 participants began contributing to the Program. At December 31, 1993 and 1992, 2,004 and 2,087 participants were contributing to the Program, respectively.

Withdrawals
- - -----------
While remaining in employment, a participant may withdraw all or part of the cash value of all units attributable to contributions made subject to certain restrictions of the Program.

Termination of employment
- - -------------------------
Upon the termination of a participant's employment, the participant, or in the event of his or her death, the participant's spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments over a period not to exceed the joint life expectancy of the participant and the participant's spouse (five years if payment is by reason of death) or (3) an annuity. In each case the payment will be based on the vested value in the respective funds allocated to the participant. A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested. Upon death or normal retirement, a participant will become 100% vested regardless of his or her years of qualifying service. Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Program.

NOTE 2 - ACCOUNTING POLICIES
- - ----------------------------
Valuation
- - ---------
Securities traded on a national securities exchange are valued at their last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Securities traded in the over-the-counter market are valued at the last reported bid price at the end of the year. The group annuity contracts in the Fixed Income Fund are valued at cost plus interest earned. The proportionate interest of the Program's assets of the Funds in the Master Trust is determined by the Trustee. The Program's interest consists of the dollar amount of collective participant ownership interest held.

Income, expenses and realized and unrealized gains and losses on securities
- - ---------------------------------------------------------------------------
Income, expenses and realized and unrealized gains and losses from participation in the Master Trust are apportioned to the Program based on the dollar amount of ownership interest held at the end of each month. Interest is accrued as earned, and dividends are recorded on the ex-dividend date.

Realized gains and losses for securities sold are recorded on the trade date and are determined using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities.

All expenses of administering the Program, including the fees and expenses of the Trustee, are borne by the Company.

NOTE 3 - TERMINATION FORFEITURES
- - --------------------------------
Forfeitures of amounts contributed by the Company due to terminations, net of amounts reinstated, are reported as reductions of Company contributions. Forfeitures for the years ended December 31, 1993 and 1992 were:

            Fund                                1993              1992
    -------------------                       -------           -------

    Company Stock                             $37,173           $35,876
    Diversified Equity                            623             1,359
    Fixed Income                                2,566             2,252
                                              -------           -------
                                              $40,362           $39,487
                                              =======           =======

NOTE 4 - INCOME TAXES
- - ---------------------
In the Program's latest determination letter, the Internal Revenue Service and the Puerto Rico Department of Treasury stated that the Program, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and the Puerto Rico Income Tax Act of 1954, respectively. The Program has been amended since receiving the determination letter. However, the plan administrator believes that the Program is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Puerto Rico Income Tax Act of 1954. Therefore, the plan administrator believes that the Program was qualified and the related Trust was tax-exempt as of December 31, 1993.

Under present U.S. and Puerto Rico income tax laws and regulations, a participant will not be subject to income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the Trustee until the participant's account is distributed to the participant.

NOTE 5 - TERMINATION OF THE PROGRAM
- - -----------------------------------
Although the Company has not expressed any intent to terminate the Program, it may do so at any time. If the Program is terminated, the interest of each participant in all funds will vest immediately.


NOTE 6 - MASTER TRUST STATEMENTS
- - --------------------------------
At December 31, 1993 and 1992, the net assets of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):


                                                    December 31,
                                 --------------------------------------------------
                                          1993                       1992
                                 -----------------------    -----------------------
                                  Company    Diversified     Company    Diversified
                                 Stock Fund  Equity Fund    Stock Fund  Equity Fund
                                 ----------  -----------    ----------  -----------

Investments, at fair value        $696,038      $188,438      $761,150     $158,534
Interest receivable                    124            21           153           16
Receivable from sale of
  securities                         2,300             -             -            -
Payable for purchase of
  securities                       (2,500)             -       (3,000)            -
                                  --------      --------      --------     --------
Net assets                        $695,962      $188,459      $758,303     $158,550
                                  ========      ========      ========     ========
Program's interest in net assets   $10,516          $565        $9,799         $432
                                   =======          ====        ======         ====




At December 31, 1993, the investments of the Master Trust relating to the Savings Plans were as follows ($000 Omitted):


Principal amount
  or number of                                                         Market
shares or units          Company Stock Fund                Cost         Value
- - ----------------   ------------------------------        ---------    --------

                   Bristol-Myers Squibb Company
   11,898,337        Common Stock                        $487,291     $691,591
                   Participation in COLTV Funds:
       $4,447        Short-Term Funds                       4,447        4,447
                                                         --------     --------
                   Total Company Stock Fund              $491,738     $696,038
                                                         ========     ========
                      Diversified Equity Fund
                   -----------------------------
                   Bankers Trust Company S&P 500
      189,671        Equity Index Fund                   $134,429     $187,518
           $1      Bankers Trust Company Discretionary
                     Cash Fund                                  1            1
                   Participation in COLTV Funds:
         $919        Short-Term Funds                         919          919
                                                         --------     --------
                   Total Diversified Equity Fund         $135,349     $188,438
                                                         ========     ========

At December 31, 1992, the investments of the Master Trust relating to the Savings Plans were as follows ($000 Ommitted):

Principal amount
  or number of                                                         Market
shares or units          Company Stock Fund                Cost         Value
- - ----------------   ------------------------------        --------     --------
                   Bristol-Myers Squibb Company
   11,249,452        Common Stock                        $446,407     $757,932
                   Participation in COLTV Funds:
       $3,218        Short-Term Funds                       3,218        3,218
                                                         --------     --------
                   Total Company Stock Fund              $449,625     $761,150
                                                         ========     ========

                      Diversified Equity Fund
                   -----------------------------
                   Bankers Trust Company S&P 500
      176,646        Equity Index Fund                   $120,364     $158,499
                   Participation in COLTV Funds:
          $35        Short-Term Funds                          35           35
                                                         --------     --------
                   Total Diversified Equity Fund         $120,399     $158,534
                                                         ========     ========



For the years ended December 31, 1993 and 1992, the net investment (loss)/income of the Master Trust relating to the Savings Plans was as follows ($000 Omitted):


                                          For the Year Ended December 31,
                                 -----------------------------------------------
                                          1993                        1992
                                 ----------------------- -----------------------

                                  Company    Diversified  Company    Diversified
                                 Stock Fund  Equity Fund Stock Fund  Equity Fund
                                 ----------  ----------- ----------  -----------
Investment income:
  Interest                        $   1,712     $   226     $  1,578    $    209
  Dividends                          32,933           -       22,101           -
                                  ---------     -------     --------    --------
                                     34,645         226       23,679         209
                                  ---------     -------     --------    --------
Net realized gain on securities
   sold or distributed:
  Proceeds                           29,899       5,699       21,737       5,045
  Cost                               26,835       4,270        9,383       4,317
                                  ---------     -------     --------    --------
  Net realized gain                   3,064       1,429       12,354         728
                                  ---------     -------     --------    --------
Change in unrealized
 appreciation:
  Net appreciation at the end
   of the year                      204,300      53,089      311,525      38,135
  Net appreciation at the
   beginning of the year            311,525      38,135      538,155      27,488
                                  ---------     -------   ----------    --------
                                  (107,225)      14,954    (226,630)      10,647
                                  ---------     -------   ----------    --------
Net investment (loss)/income      $(69,516)     $16,609   $(190,597)    $ 11,584
                                  =========     =======   ==========    ========
Program's interest in net
 investment (loss)/income            $(914)         $47     $(2,285)         $31
                                     ======         ===     ========         ===

                                                                 Schedule I

                    BRISTOL-MYERS SQUIBB PUERTO RICO, INC.
                        SAVINGS AND INVESTMENT PROGRAM
                           SCHEDULE OF INVESTMENTS
                              DECEMBER 31, 1993

                                                                   Market
           Fixed Income Fund                           Cost         Value
- - --------------------------------------------        ----------   ----------
Group Annuity Contract, NY Life Insurance
  Company 8.80% interest rate, maturing
  7/31/96 (06252)                                   $1,216,357   $1,216,357

Group Annuity Contract, NY Life Insurance
  Company 7.30% interest rate, maturing
  7/31/97 (06607)                                    2,088,793    2,088,793

Group Annuity Contract, John  Hancock Life
  Insurance Company, 6.00% interest rate,
  maturing 7/31/98 (7111)                            1,129,568    1,129,568

Group Annuity Contract, NY Life Insurance
  Company 9.70% interest rate, maturing
  7/31/94 (05833)                                      786,593      786,593
                                                    ----------   ----------
     Total Fixed Income Fund                        $5,221,311   $5,221,311
                                                    ==========   ==========


                                      BRISTOL-MYERS SQUIBB PUERTO RICO, INC.                   SCHEDULE II
                                           SAVINGS AND INVESTMENT PROGRAM
                                         SCHEDULE OF REPORTABLE TRANSACTIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1993




                                                                                           Aggregate     Net Realized
                                                             Number of       Aggregate      Proceeds     Gain (Loss)
Identity of Party Involved        Description of Asset       Transactions    Purchases     From Sale     From Sale
- - --------------------------        --------------------       ------------    ---------     ---------     -----------
Under Section 2520.103-6(c)(i)
- - ------------------------------
None

Under Section 2520.103-6(c)(ii)
- - -------------------------------
None

Under Section 2520.103-6(c)(iii)
- - --------------------------------
The Northern Trust Company        Collective Short-Term         28           3,003,421                       -
                                   Investment Fund              26                         3,003,421         -

The Massachusetts Mutual Life     Group Annuity Contract         8              24,845                       -
  Insurance Company                GIC 5639                     14                           540,357         -

John Hancock Mutual Life          Group Annuity Contract        15           1,238,641                       -
  Insurance Company                GAC 7111                      9                           109,074         -

New York Life Insurance           Group Annuity Contract        13              89,183                       -
  Company                          GA 05833                     23                           329,598         -








                                       BRISTOL-MYERS SQUIBB PUERTO RICO, INC.              SCHEDULE II (cont.)
                                           SAVINGS AND INVESTMENT PROGRAM
                                         SCHEDULE OF REPORTABLE TRANSACTIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1993




                                                                                           Aggregate     Net Realized
                                                             Number of       Aggregate      Proceeds     Gain (Loss)
Identity of Party Involved        Description of Asset       Transactions    Purchases     From Sale     From Sale
- - --------------------------        --------------------       ------------    ---------     ---------     -----------
Under Section 2520.103-6(c)(iii)
- - --------------------------------
 (continued)

New York Life Insurance           Group Annuity Contract         13            126,906                       -
  Company                          GA 06252                      23                        511,746           -

New York Life Insurance           Group Annuity Contract         34          1,243,138                       -
 Company                           GA 06607                      23                        762,210           -

Under Section 2520.103-6(c)(iv)
- - -------------------------------
See Section 2520.103-6(c)(iii)




                                                                  EXHIBIT A



                      CONSENT OF INDEPENDENT ACCOUNTANTS



We hereby consent to the incorporation by reference in the Prospectus constituting part of the Registration Statement on Form S-8 (No. 33-44788) of Bristol-Myers Squibb Company of our report dated June 8, 1994 appearing on page F-4 of this Form 11-K.



/s/ PRICE WATERHOUSE
- - --------------------------
PRICE WATERHOUSE
New York, New York
June 8, 1994